Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of XWELL, Inc. on Form S-3 of our report dated March 30, 2022, with respect to our audit of the consolidated financial statements of XWELL, Inc. as of December 31, 2021 and for the year ended December 31, 2021 appearing in the Annual Report on Form 10-K of XWELL, Inc. for the year ended December 31, 2022. We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

We were dismissed as auditors on October 4, 2022, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our dismissal.

/s/ Friedman LLP

East Hanover, NJ

August 4, 2023